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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 17 March 2005

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Issued by: BHP Billiton Plc
To: Company Announcements Office The London Stock Exchange Company Announcements Office The Australian Stock Exchange	cc: New York Stock Exchange Swiss Stock Exchange Johannesburg Stock Exchange Deutsche Bank UBS Zurich

Date: 17 March 2005

For Release: Immediately

Contact: Ines Watson + 44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received on 16 March 2005 by BHP Billiton Plc in a letter from Barclays PLC, dated 10 March 2005, relating to major interests in shares of BHP Billiton Plc as at 8 March 2005:

"I hereby inform you that as at 8 March 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.36%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed."

LEGAL ENTITY REPORT

BHP BILLITON PLC		SEDOL : 0056650

As at 8 March 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 82,811,260 USD0.50 representing 3.36% of the issued share capital of 2,468,147,002 units

Legal Entity	Holding	Percentage Held

Barclays Global Fund Advisors	5,473,288	0.2218
Barclays Global Investors Ltd	39,847,008	1.6145
Barclays Global Investors Japan Trust & Banking	2,484,953	0.1007
Barclays Global Investors Japan Ltd	1,308,859	0.053
Barclays Life Assurance Co Ltd	3,296,467	0.1336
Barclays Global Investors Australia Ltd	965,666	0.0391
Gerrard Ltd	381,958	0.0155
Barclays Global Investors, N.A.	29,039,099	1.1766
Barclays Private Bank Ltd	1,596	0.0001
Barclays Bank Trust Company Ltd	12,366	0.0005

Group Holding	82,811,260	3.3554

REGISTERED HOLDERS REPORT

BHP BILLITON PLC		SEDOL: 0056650

As at 08 March 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 82,811,260 USD0.50 representing 3.36% of the issued share capital of 2,468,147,002 units.

Registered Holder	Account Designation	Holding

Bank of Ireland		345,301
BARCLAYS TRUST CO AS EXEC/ADM		866
Barclays Trust Co DMC69		10,000
Barclays Trust Co R69		1,500
BNP PARIBAS		168,729
CHASE NOMINEES LTD	16376	1,393,213
CHASE NOMINEES LTD	20947	11,110,938
CIBC MELLON GLOBAL SECURITIES		99,091
INVESTORS BANK AND TRUST CO.		70,174
INVESTORS BANK AND TRUST CO.		474,454
INVESTORS BANK AND TRUST CO.		590,285
INVESTORS BANK AND TRUST CO.		4,777,096
INVESTORS BANK AND TRUST CO.		45,462
INVESTORS BANK AND TRUST CO.		596,144
INVESTORS BANK AND TRUST CO.		27,982
INVESTORS BANK AND TRUST CO.		1,624,140

Registered Holder	Account Designation	Holding

INVESTORS BANK AND TRUST CO.		3,437,519
INVESTORS BANK AND TRUST CO.		46,217
INVESTORS BANK AND TRUST CO.		4,299,723
INVESTORS BANK AND TRUST CO.		12,631,659
INVESTORS BANK AND TRUST CO.		728,093
INVESTORS BANK AND TRUST CO.		690,505
INVESTORS BANK AND TRUST CO.		24,512
INVESTORS BANK AND TRUST CO.		32,793
JP MORGAN (BGI CUSTODY)	16331	796,492
JP MORGAN (BGI CUSTODY)	16338	160,262
JP MORGAN (BGI CUSTODY)	16341	284,977
JP MORGAN (BGI CUSTODY)	16341	1,447,897
JP MORGAN (BGI CUSTODY)	16342	300,858
JP MORGAN (BGI CUSTODY)	16344	105,492
JP MORGAN (BGI CUSTODY)	16345	159,827
JP MORGAN (BGI CUSTODY)	16400	27,200,771
JP MORGAN (BGI CUSTODY)	17011	40,662
JP MORGAN (BGI CUSTODY)	18408	142,086
JPMorgan Chase Bank		158,501
JPMorgan Chase Bank		24,366
JPMorgan Chase Bank		151,410
JPMorgan Chase Bank		180,668
JPMorgan Chase Bank		267,331
JPMorgan Chase Bank		179,107
JPMorgan Chase Bank		314,525
JPMorgan Chase Bank		20,870
JPMorgan Chase Bank		26,525
JPMorgan Chase Bank		122,862
JPMorgan Chase Bank		6,140
JPMorgan Chase Bank		35,459
JPMorgan Chase Bank		104,074
JPMorgan Chase Bank		65,662
JPMorgan Chase Bank		6,000
JPMorgan Chase Bank		312,735
JPMorgan Chase Bank		1,313,440
JPMorgan Chase Bank		20,491
JPMorgan Chase Bank		5,770
JPMORGAN CHASE BANK		550,449
JPMORGAN CHASE BANK		415,217
JPMORGAN CHASE BANK		74,464
Master Trust Bank		33,268
Mellon Trust - Boston & SF		359,379
Mellon Trust - Boston & SF		251,448
MELLON TRUST OF NEW ENGLAND		314,711
Mitsubishi Trust International		16,210
Mitsubishi Trust International		24,661
NORTHERN TRUST BANK - BGI SEPA		402,338
NORTHERN TRUST BANK - BGI SEPA		83,222
NORTHERN TRUST BANK - BGI SEPA		339,848
R C Greig Nominees Limited a/c	BL1	123,574
R C Greig Nominees Limited a/c	CM1	69,210

Registered Holder	Account Designation	Holding

R C Greig Nominees Limited GP1	GP1	109,459
R C Greig Nominees Limited SA1	SA1	79,715
State Street		42,216
State Street		3,561
STATE STREET BOSTON		2,067,789
STATE STREET BOSTON		212,541
Sumitomo TB		12,659
WELLS FARGO SEATTLE - WIRE BAN		42,069
ZEBAN NOMINEES LIMITED		1,596

Total		82,811,260

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 17 March 2005